Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended November 30,
	2004	2003

AVERAGE MARKET PRICE PER SHARE	$1.56	$1.93

NET LOSS	$(68,967)	$(253,658)

Basic weighted average number of common shares outstanding	3,318,900	3,318,900

Dilutive effect of stock options	—	—

Diluted weighted average number of common shares outstanding	3,318,900	3,318,900

Basic loss per share	$(.02)	$(.08)

Diluted loss per share	$(.02)	$(.08)